Exhibit 99.1

NICE inContact Ranked as the Market Leader in Omdia Multichannel Cloud Contact
Center Solution Decision Matrix

Company secures top scores across all categories in industry report

SALT LAKE CITY, August 5, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), today announced Omdia, a leading global technology research firm, has recognized the company as the market leader in the Omdia Decision Matrix, Selecting a Multichannel Cloud Contact Center Solution, 2020-21, ranking #1 overall in the technology assessment, execution assessment and market impact ratings.

The Omdia Decision Matrix reviews prominent cloud contact center providers with an emphasis on the ability of vendors to handle multichannel customer interactions and connect data through analytics. It compares solutions based on the strength of their technology platforms, the views of their customers, and the impact that each company has in the marketplace.

NICE inContact ranks as the market leader, receiving the highest total score among competitors across the technology, execution and market impact assessments. The company is recognized by Omdia for its large installed base of cloud contact center customers of all sizes, strong global partnerships, and high growth for its cloud solutions.

According to the report, NICE inContact “scores very highly in the area of technology and is well regarded by its customers” based on the customer survey Omdia used in the measurement of company execution.

“Among all companies evaluated, NICE inContact stood out for consistently high scores in all aspects of our overall assessment,” said Ken Landoline, Principal Analyst, Omdia Customer Engagement. “Notably, NICE inContact received high scores across the board from customers as well as broad awareness in our survey of end-user organizations. Customers gave the company a 9 or 10 rating in criteria including multichannel innovation, ease of integration, usability, deployment time, professional services and others.”

“We are pleased to receive this prestigious validation of our continuous innovation and growth in the contact center industry,” said Paul Jarman, NICE inContact CEO. “As the leader in cloud contact centers, we are continually expanding and innovating our CXone cloud customer experience platform to meet the needs of our customers as their business evolves, enabling organizations of all sizes to deliver exceptional customer experiences, improve operations and achieve their business goals.”

The Omdia Decision Matrix highlighted several of the company's strengths, noting, “NICE inContact achieved the maximum ratings in the areas of capabilities, interoperability, reliability and scalability, administration and monitoring, product maturity, security, and solution breadth and depth.”

To download a copy of the report, click here.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Engagement, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.